ROCK MY REUNION, INC.

The all-in-one platform for class reunions


ROCK MY
REUNION

rockmyreunion.com Redwood City, CA

Highlights

1. Choose simple ticketing, or full escrow — we handle vendor payouts, no more fronting costs.
2. Hundreds of thousands reunions/year. 240K more never happen. We unlock the ones that don't.
3. Founder fronted $10K at his own reunion. 30+ years live events. He lived it.
4. 5 revenue streams. ~$2,279/event. $1.8B market. No competitor checks more than one box.

Team



Anthony Cordova Founder & CEO SPV Voting Proxy

Fronted $10K at my own high school reunion that I organized. Built the fix so no one ever has to again.

Pitch Deck


ROCK MY
REUNION
★ POWERED BY NOSTALGIA ★
Where Reunions Actually Happen.
The platform that eliminates organizer financial risk
and makes 60% more reunions possible
400K+
REUNIONS HELD IN THE US EACH YEAR
60%
MORE ARE ATTEMPTED BUT NEVER HAPPEN
$0
FRONTED BY ORGANIZER ON ROCK MY REUNION
$500K SEED ROUND · MAY 2026
CONFIDENTIAL · FOR DISCUSSION PURPOSES ONLY

Memo

I Put $10,000 on My Personal Credit Card So the Reunion Would Happen.

I've spent 30 years producing live events. Foo Fighters. Bruno Mars. The Killers. Sting. I know how to put on a show.

But nothing prepared me for organizing my own class reunion.

I fronted deposits on my personal credit card before a single ticket was sold. Chased down vendors. Begged classmates to RSVP. Spent 200 hours on logistics spread across a bunch of different tools. And when the dust settled, I'd personally guaranteed $10,000 for an event I was volunteering to organize.

That's when I realized — this is broken for everyone.

The Problem Is Bigger Than One Reunion

Hundreds of thousands reunions happen in the US every year. Another 240,000 are attempted and never happen — killed by three structural barriers:

- Organizers front deposits on personal credit cards before a single ticket is sold
- No sponsor revenue means underfunded events, bad venues, cash bars, no entertainment
- Planning is spread across 5–10 tools — a 200-hour invisible job that burns out good organizers

The result: 60% of reunions never happen. The ones that do are often underwhelming. And the people who organize them never do it again.

We Built the Fix

Rock My Reunion is built to eliminate organizer financial risk entirely.

Here's how the money actually moves: classmates buy tickets through our platform. For organizers who choose our escrow-backed tier, funds are held in escrow and vendors are paid directly from ticket proceeds at set milestones — so organizers on that tier never have to front costs personally.

We also built everything else the category was missing:

- **AI Planning Co-Pilot** — venue recs, vendor booking, invite design, RSVP tracking

- **Who's Coming Wall** — the #1 driver of ticket sales. Seeing Suzie fly in from Portland closes more tickets than any ad

- **Built-In Polling + Spotify Integration** — classmates vote on songs, votes build the live playlist

- **Sponsor Marketplace** — Bronze through Presenting sponsorships, plus national anchor deals with brands like Ancestry, AARP, State Farm and Shutterfly

- **Class Social Feed** — throwback photos and memories with auto cross-posting to Facebook and Instagram

Five Ways We Make Money

~$2,279 per event across five revenue streams:

- 7% ticketing fee ($893/event avg)

- 25% sponsor cut ($938/event)

- AI Planner subscription ($49–149/event)

- Collateral packages ($99–299)

- Vendor referral fees (10–15%)

The sponsor marketplace is our highest-margin layer.

A Market With No Dominant Player

$1.8B total addressable market. Hundreds of thousands events per year. Most existing platforms solve one piece of the problem — Eventbrite handles ticketing but not escrow, Classmates.com connects classmates but doesn't handle payments or vendor logistics. We're not aware of a platform combining escrow-based ticketing, sponsor monetization, and AI planning tools in one place. We believe the escrow model would take a competitor 12–24 months to replicate, and that most horizontal platforms are unlikely to build for a single vertical like reunions.

By Year 5 we project 10,000+ events and $22–28M in revenue. Natural acquirers include Eventbrite, Cvent, Classmates.com, and PE rollups. Vertical SaaS marketplaces exit at 4–8× revenue.

Forward looking projections cannot be guaranteed.

The Team

I built this with people who've done it before.

Jen Poncin (Director of Brand & Product Design) has 15+ years in creative direction and UX. She was the creative lead on a B2B event tech platform that raised a $3M seed round.

Neil Maiers (Head of Business Development) has 20+ years driving partnerships across entertainment, hospitality, and media — including projects tied to Grammy and MTV award-winning talent.

Yao Li Bergner (Staff Software Engineer) is a Senior Software Engineer with 8 years of experience and deep fintech expertise. An impactful development lead who ships fast and modern by pairing strong engineering fundamentals with AI-assisted development, with a deep focus on customer data security.

Our technical advisors include a Senior AI Engineer from Google advising on AI architecture.

What We're Building With Your Investment

$500K funds three phases over 9 months:

1. Phase 1 ($95K): MVP — escrow ticketing, vendor payouts, event pages. Goal: 5–10 live reunions in 3 months

2. Phase 2 ($136K): Who's Coming wall, social feed, polling, Spotify, AI co-pilot. Goal: 20–50 events

3. Phase 3 ($238K): Sponsor marketplace, AI planning, collateral generator. Goal: 100+ events

Why Now

Reunion season peaks every summer. We incorporated in May 2026 and have hit the ground running since — we now have live mockups, a 26-page UX flow, Phase 1 engineering specs complete, and a team ready to build.

If you've ever organized a reunion — or wish someone had organized one for you — you already know why this matters.

Join us.

Tony Cordova

Founder & CEO